FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant's name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

"Robert Pirooz"

Dated:

February 7, 2005

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Lumina Copper Corp. (the "Company")

1550 - 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

February 7, 2005

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on February 7, 2005 at Vancouver, British Columbia and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announces that it has signed an agreement with Electra Gold Ltd. ("Electra") to earn a 100% interest in Electra's mineral rights, totaling 14,600 hectares, which surround Lumina's Hushamu copper/gold property on northern Vancouver Island, B.C.  Hushamu is located approximately 25 kilometers west of Port Hardy and 30 kilometers northeast of the reclaimed Island Copper Mine (345 million tonnes @ 0.41%Cu, 0.19g/t Au).

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The Company announces that it has signed an agreement with Electra Gold Ltd. ("Electra") to earn a 100% interest in Electra's mineral rights, totaling 14,600 hectares, which surround Lumina's Hushamu copper/gold property on northern Vancouver Island, B.C.  Hushamu is located approximately 25 kilometers west of Port Hardy and 30 kilometers northeast of the reclaimed Island Copper Mine (345 million tonnes @ 0.41%Cu, 0.19g/t Au).

Lumina acquired Hushamu in 2002 and completed a NI 43-101 compliant mineral resource estimate that included Measured and Indicated Resources of 231 million tonnes grading 0.28% Cu and 0.31g/t Au and Inferred Resources of 53 million tonnes grading 0.28% Cu and 0.38g/t Au.  Details on the property can be found at Lumina's website www.luminacopper.com.

With the acquisition, Lumina now controls the highly prospective Island Copper porphyry belt that measures 35 kilometers in length and 5 kilometers in width.  The belt includes the previously mined Island Copper deposit in the south, Lumina's Hushamu deposit in the central region and the Red Dog deposit in the north.  Numerous additional copper/gold porphyry showings have been identified within the belt including the Pemberton Hills, NW Expo, Goodspeed and South McIntosh areas.

1550-625 HOWE STREET, VANCOUVER, B.C.  CANADA  V6C 2T6

TEL. 604.687-0407  FAX.  604.687-7041

Lumina has initiated a $1 million exploration program at Hushamu designed to identify additional copper/gold porphyry targets that will add to the existing resources at Hushamu and support the construction of a large-scale mining operation.  The acquisition of Electra's mineral rights will allow the company to expand this program along the entire length of the belt.

The acquisition requires Lumina to pay $200,000 over a three-year period.  Upon a production decision on any mineral resources delineated on the Electra concessions, Lumina will pay Electra $800,000 in cash or Lumina stock.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Office:

Vice President

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 7th day of February, 2005.

"Signed"

Robert Pirooz Vice President

AMEX / TSX: LCC

"FEBRUARY 7 -2005"	NR:05-03

LUMINA TRIPLES LAND POSITION AROUND

HUSHAMU PROPERTY ON VANCOUVER ISLAND

Vancouver, British Columbia - Lumina Copper Corp announces that it has signed an agreement with Electra Gold Ltd. ("Electra") to earn a 100% interest in Electra's mineral rights, totaling 14,600 hectares, which surround Lumina's Hushamu copper/gold property on northern Vancouver Island, B.C.  Hushamu is located approximately 25 kilometers west of Port Hardy and 30 kilometers northeast of the reclaimed Island Copper Mine (345 million tonnes @ 0.41%Cu, 0.19g/t Au).

Lumina acquired Hushamu in 2002 and completed a NI 43-101 compliant mineral resource estimate that included Measured and Indicated Resources of 231 million tonnes grading 0.28% Cu and 0.31g/t Au and Inferred Resources of 53 million tonnes grading 0.28% Cu and 0.38g/t Au.  Details on the property can be found at Lumina's website www.luminacopper.com.

With the acquisition, Lumina now controls the highly prospective Island Copper porphyry belt that measures 35 kilometers in length and 5 kilometers in width.  The belt includes the previously mined Island Copper deposit in the south, Lumina's Hushamu deposit in the central region and the Red Dog deposit in the north.  Numerous additional copper/gold porphyry showings have been identified within the belt including the Pemberton Hills, NW Expo, Goodspeed and South McIntosh areas.

Lumina has initiated a $1 million exploration program at Hushamu designed to identify additional copper/gold porphyry targets that will add to the existing resources at Hushamu and support the construction of a large-scale mining operation.  The acquisition of Electra's mineral rights will allow the company to expand this program along the entire length of the belt.

The acquisition requires Lumina to pay $200,000 over a three-year period.  Upon a production decision on any mineral resources delineated on the Electra concessions, Lumina will pay Electra $800,000 in cash or Lumina stock.

LUMINA COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: "Anthony Floyd"	dstrang@luminacopper.com
tel: + 604 687 0407
Anthony Floyd, President	fax: + 604 687 7401

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041